UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

AMENDMENT NO. 4

PZENA INVESTMENT MANAGEMENT, INC.

(Name of the Issuer)

Pzena Investment Management, LLC

Panda Merger Sub, LLC

Richard S. Pzena

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

74731Q103

(CUSIP Number of Class of Securities)

Joan Berger Pzena Investment Management, Inc. 320 Park Avenue, 8th Floor New York, NY 10022 (212) 355-1600	Richard S. Pzena Pzena Investment Management, LLC 320 Park Avenue, 8th Floor New York, NY 10022 (212) 355-1600

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Andrew J. Nussbaum Nicholas G. Demmo Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Scott Golenbock Milbank LLP 55 Hudson Yards New York, NY 10011-2163 (212) 553-5000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Introduction

This Amendment No. 4 (which we refer to as this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (which we refer to as the “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (which we refer to, together with the rules and regulations promulgated thereunder, as the “Exchange Act”), by (1) Pzena Investment Management, LLC, a Delaware limited liability company (which we refer to as “PIM, LLC”); (2) Panda Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PIM, LLC (which we refer to as “Merger Sub”); and (3) Richard S. Pzena. The persons filing this Final Amendment are collectively referred to as the “Filing Persons”.

This Final Amendment relates to the Agreement and Plan of Merger, dated as of July 26, 2022 (which we refer to, as it may be amended from time to time, as the “merger agreement”), by and among Pzena Investment Management, Inc., a Delaware corporation (which we refer to as the “Company”), PIM, LLC and Merger Sub, pursuant to which the Company was merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of PIM, LLC. As a result of the merger, the Company ceased to exist as an independent company and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Amended Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the merger, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

All information contained in, or incorporated by reference into, this Final Amendment and the Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a), (b) and (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information (Regulation M-A Item 1011)

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On October 27, 2022, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the proposals to: (1) adopt the merger agreement; (2) adjourn the special meeting to a later date or dates, if necessary or appropriate, including adjournments to solicit additional proxies if there were insufficient votes at the time of the special meeting to approve the merger agreement proposal; and (3) adopt by nonbinding, advisory vote, certain compensation arrangements for the Company’s named executive officers in connection with the merger.

On October 31, 2022, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger became effective. As a result of the merger, the Company merged with and into Merger Sub, with Merger Sub surviving the merger.

At the effective time of the merger (which we refer to as the “Effective Time”), in accordance with the terms and conditions set forth in the merger agreement, (1) each issued and outstanding share of Class A common stock, par value $0.01 per share, of the Company (each of which we refer to as, a “Class A Share”), other than certain excluded shares, was converted into the right to receive $9.60 in cash, without interest (which we refer to as the “Merger Consideration”), and (2) each issued and outstanding share of Class B common stock, par value $0.000001 per share, of the Company (each of which we refer to as, a “Class B Share”) was automatically canceled and the holders thereof did not receive the Merger Consideration.

At the Effective Time, (1) each outstanding stock option to purchase a Class A Share fully vested and was converted into the right to receive the excess, if any, of the Merger Consideration over the per share exercise price of such stock option, (2) each outstanding restricted Class A Share held by a non-employee director fully vested and the holder thereof became entitled to receive the Merger Consideration, (3) each other outstanding restricted Class A Share was converted into an economically equivalent award in the surviving company on substantially the same terms and conditions as such restricted share, (4) each outstanding phantom share corresponding to a Class A Share was converted into a phantom share of the surviving company corresponding to its Class B Shares, with the same economic value and substantially the same terms and conditions as such phantom share, and (5) each outstanding deferred stock unit corresponding to a Class A Share held by a non-employee director vested (to the extent unvested) and was converted into the right to receive the Merger Consideration, with settlement to occur in accordance with the original election of such director.

On October 31, 2022, the Company notified the New York Stock Exchange (which we refer to as the “NYSE”) that the merger had been completed, and requested that the NYSE suspend trading of the Class A Shares on the NYSE prior to the opening of trading on October 31, 2022. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Shares from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, the Class A Shares will no longer be listed on the NYSE.

In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all Class A Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all Class A Shares.

In addition, on October 31, 2022, the Company issued a press release announcing the closing of the merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(6) hereto.

Item 16. Exhibits (Regulation M-A Item 1016)

Exhibit No.	Exhibit

(a)(1)	Definitive Proxy Statement of Pzena Investment Management, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release, dated July 26, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 26, 2022).

(a)(6)	Press Release, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed October 31, 2022).

(b)(1)	Senior Credit Facility Commitment Letter, dated as of July 26, 2022, by and between, JPMorgan Chase Bank, N.A. and Pzena Investment Management, LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed July 28, 2022).

(c)(1)	Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of June 18, 2022.*

(c)(2)	Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 6, 2022.*

(c)(3)	Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022 (and presented on July 25, 2022).*

(c)(4)	Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022.*

(c)(5)	Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 6, 2022.*

(c)(6)	Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 25, 2022.*

(c)(7)	Opinion of Ardea Partners LP, dated July 26, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(8)	Opinion of CastleOak Securities, L.P., dated July 26, 2022 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(9)	Discussion Materials of JPMorgan, dated as of June 2022 (incorporated herein by reference to Annex F of the Proxy Statement).

(c)(10)	Updated Discussion Materials of JPMorgan, dated as of June 2022 (incorporated herein by reference to Annex G of the Proxy Statement).

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2022, by and among Pzena Investment Management, LLC, Panda Merger Sub, LLC, and Pzena Investment Management, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Voting Agreement, dated as of July 26, 2022, by and among Pzena Investment Management, Inc., Richard S. Pzena, John P. Goetz, William L. Lipsey, Chenyu Caroline Cai, and Allison Fisch (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(3)	Class B Stockholders’ Agreement, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and the Class B Stockholders named therein (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 9, 2022).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g)	None.

107	Filing Fee Table.*

*	Previously filed with the Schedule 13E-3 filed with the SEC on August 22, 2022.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 31, 2022

PZENA INVESTMENT MANAGEMENT, INC.

By:	/s/ Richard S. Pzena
Name: Richard S. Pzena
Title: Chief Executive Officer

PZENA INVESTMENT MANAGEMENT, LLC

By:	Pzena Investment Management, Inc., its Managing Member

By:	/s/ Richard S. Pzena
Name: Richard S. Pzena
Title: Chief Executive Officer

PANDA MERGER SUB, LLC

By:	Pzena Investment Management, LLC, its Managing Member

By:	Pzena Investment Management, Inc., its Managing Member

By:	/s/ Richard S. Pzena
Name: Richard S. Pzena
Title: Chief Executive Officer

Richard S. Pzena

By:	/s/ Richard S. Pzena
Name: Richard S. Pzena

[Signature Page to SC 13e-3]